GOLDENWAY FINANCIAL HOLDINGS LIMITED
28/F, Tower 2
The Gateway, Harbour City
Tsim Sha Tsui, Kowloon
Hong Kong

June 11, 2013

By EDGAR Transmission

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request to Withdraw Registration Statement on Form F-4 (File No. 333-183613)

Ladies and Gentlemen:

On behalf of Goldenway Financial Holdings Limited (the “Registrant”), the undersigned hereby respectfully requests that the Registrant’s registration statement on Form F-4 (File No. 333-166749), filed on August 29, 2012, including exhibits (the “Registration Statement”), be withdrawn from registration with the SEC, pursuant to Rule 477 of the Securities Act of 1933, as amended, as the Registrant and Goldenway, Inc. have decided to revise the structure of their previously announced merger transaction.

The Registration Statement was filed to register securities to be issued to stockholders of Goldenway, Inc. in connection with a planned merger and reorganization of the that company. However, the Registration Statement was not declared effective by the Commission and no Registrant securities were issued in connection with the proposed transaction or pursuant to the Registration Statement. The Registrant understands that the filing fees paid by the Registrant will be held by the Commission pursuant to Rule 477 under the Act, and, pursuant to Rule 457(p) under the Act, may be applied to a future registration statement or registration statements.

If you would like to discuss the foregoing response to the Staff’s comment or if you would like to discuss any other matters, please contact the undersigned at +(852) 3719-9701 or Dawn Bernd-Schulz, our outside special securities counsel at (202) 640-1862.

Sincerely,

GOLDENWAY FINANCIAL HOLDINGS
LIMITED

By:/s/ Ricky Wai Lam Lai
Name: Ricky Wai Lam Lai
Title: Director

By:/s/ Yue Yuen Chan
Name: Yue Yuen Chan
Title: Director

cc: Dawn Bernd-Schulz, Esq.